UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

RM502C, 5/F, HO KING COMM CTR, 2-16 FAYUEN ST,

MONGKOK KOWLOON, HONG KONG

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Directors

Resignation of Ms. Yue Wang and Mr. Jialin Liu

On July 9, 2025, (i) Ms. Yue Wang notified AGM Group Holdings Inc. (the “Company”) her resignation as an independent director and the chair of the Nominating Committee, a member of Compensation Committee and Audit Committee of the Company, effective as of July 9, 2025; (ii) Mr. Jialin Liu notified the Company his resignation as an independent director and the chair of the Compensation Committee, a member of Nominating Committee and Audit Committee of the Company, effective as of July 9, 2025.

Appointment of Ms. Jianping Niu and Mr. Yang Cao

Effective as of July 9, 2025, (i) Ms. Jianping Niu was appointed as the chair of Nominating Committee, a member of the Audit Committee and Compensation Committee of the Company by the existing members of the board of directors (the “Board”) of the Company pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company; and (ii) Mr. Yang Cao was appointed as the chair of Compensation Committee, a member of the Audit Committee and Nominating Committee of the Company by the Board pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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